Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2021

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2021

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2020	2021
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	16,831	16,047
Short-term bank deposits	5,756	42,036
Prepaid expenses	152	1,079
Other receivables	141	190
Total current assets	22,880	59,352

NON-CURRENT ASSETS
Property and equipment, net	1,341	1,243
Right-of-use assets, net	1,355	1,297
Intangible assets, net	21,714	21,707
Total non-current assets	24,410	24,247
Total assets	47,290	83,599

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	3,092	3,220
Accounts payable and accruals:
Trade	5,918	5,756
Other	1,440	1,100
Lease liabilities	191	140
Total current liabilities	10,641	10,216
NON-CURRENT LIABILITIES
Warrants	10,218	5,247
Long-term loans, net of current maturities	2,740	1,891
Lease liabilities	1,661	1,598
Total non-current liabilities	14,619	8,736
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,260	18,952

EQUITY
Ordinary shares	9,870	18,731
Share premium	279,241	321,920
Warrants	-	975
Capital reserve	12,322	12,616
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(277,987)	(288,179)
Total equity	22,030	64,647
Total liabilities and equity	47,290	83,599

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2020	2021
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,422)	(4,278)
SALES AND MARKETING EXPENSES	(175)	(154)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,243)	(1,017)
OPERATING LOSS	(6,840)	(5,449)
NON-OPERATING INCOME (EXPENSES), NET	469	(4,561)
FINANCIAL INCOME	140	117
FINANCIAL EXPENSES	(414)	(299)
NET LOSS AND COMPREHENSIVE LOSS	(6,645)	(10,192)

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.04)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	176,454,423	559,537,952

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	-	12,132	(1,416)	(247,966)	33,380
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2020:
Issuance of share capital, net	208	895	-	-	-	-	1,103
Employee stock options exercised	7	204	-	(204)	-	-	7
Employee stock options forfeited and expired	-	103	-	(103)	-	-	-
Share-based compensation	-	-	-	663	-	-	663
Comprehensive loss for the period	-	-	-	-	-	(6,645)	(6,645)
BALANCE AT MARCH 31, 2020	4,907	267,140	-	12,488	(1,416)	(254,611)	28,508

	Ordinary shares	Share premium	Warrants	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2021:
Issuance of share capital and warrants, net	6,805	24,979	975	-	-	-	32,759
Warrants exercised	2,051	17,523	-	-	-	-	19,574
Employee stock options exercised	5	38	-	(38)	-	-	5
Employee stock options forfeited and expired	-	139	-	(139)	-	-	-
Share-based compensation	-	-	-	471	-	-	471
Comprehensive loss for the period	-	-	-	-	-	(10,192)	(10,192)
BALANCE AT MARCH 31, 2021	18,731	321,920	975	12,616	(1,416)	(288,179)	64,647

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2020	2021
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(6,645)	(10,192)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(93)	3,963
Net cash used in operating activities	(6,738)	(6,229)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(6,000)	(42,000)
Maturities of short-term deposits	12,191	5,758
Purchase of property and equipment	-	(19)
Net cash provided by (used in) investing activities	6,191	(36,261)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	1,103	42,765
Employee stock options exercised	7	5
Repayments of loans	(682)	(814)
Repayments of lease liabilities	(41)	(49)
Net cash provided by financing activities	387	41,907

DECREASE IN CASH AND CASH EQUIVALENTS	(160)	(583)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,297	16,831
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(65)	(201)
CASH AND CASH EQUIVALENTS - END OF PERIOD	5,072	16,047

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2020	2021
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	321	182
Exchange differences on cash and cash equivalents	65	201
Fair value adjustments of warrants	(476)	4,597
Share-based compensation	663	471
Interest and exchange differences on short-term deposits	(108)	(38)
Interest on loans	44	93
Exchange differences on lease liability	(82)	(65)
	427	5,441

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(238)	(976)
Decrease in accounts payable and accruals	(282)	(502)
	(520)	(1,478)
	(93)	3,963

Supplemental information on interest received in cash	184	22

Supplemental information on interest paid in cash	275	200

Supplemental information on non-cash portion of transaction related to exercised warrants	-	9,568

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of March 31, 2021, and for the three months then ended, were approved by the Board of Directors on May 20, 2021, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2021 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of the COVID-19 pandemic on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 pandemic has spread to many countries throughout the world, including to the United States, Europe and Israel, where the Company currently manufactures its therapeutic candidates and conducts its clinical trials. The Company has previously experienced some recruitment delays from the extended impact of COVID-19 on its clinical trials; however, at present, the Company does not believe these delays will significantly impact its clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

In September 2020, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility.

During the three months period ended March 31, 2021, the Company issued a total of 482,983 ADSs for total gross proceeds of $1.4 million. Subsequent to March 31, 2021 and through the date of this report, the Company issued a total of 2,504,633 ADSs for total gross proceeds of $12.0 million. From the effective date of the agreement through the date of this report, 5,623,349 ADSs were sold under the program for total gross proceeds of approximately $19.4 million, leaving an available balance under the facility of approximately $5.6 million as of the date of this report.

NOTE 5 – UNDERWRITTEN PUBLIC OFFERING

In January 2021, the Company completed an underwritten public offering of 14,375,000 of its ADSs at a public offering price of $2.40 per ADS. The offering raised total gross proceeds of $34.5 million, with net proceeds of $31.4 million after deducting fees and expenses. In addition, warrants to purchase 718,750 ADSs were granted to the underwriters. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $3.00 per ADS.

The fair value of the warrants on the issuance date was approximately $1.0 million, which was recorded as issuance costs, and computed using the Black and Scholes option pricing model, based upon the then current price of an ADS, a risk-free interest rate of approximately 0.45% and an average standard deviation of approximately 73.8%.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHAREHOLDERS’ EQUITY

As of December 31, 2020 and March 31, 2021, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2020	2021

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	349,169,545	639,164,912

	In USD and NIS
	December 31,	March 31,
	2020	2021

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	34,916,955	63,916,491

Issued and paid-up share capital (in USD)	9,869,795	18,731,177